EXHIBIT 14

                                 OCEANSIDE BANK

                    CODE OF ETHICS FOR SENIOR OFFICERS POLICY


STATEMENT OF PURPOSE

Oceanside Bank and its affiliated companies ( hereinafter referred to as "Oceanside Bank" or "the Bank") maintain high standards of conduct in keeping with our statutory and moral responsibilities to our shareholders and the banking public. Our reputation for honesty, integrity and confidentiality is vital to our success. This code of conduct ("Code") applies to the offices of Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller, Chief Credit Officer, Principal Operations Officer, Senior Lending Officer, or the persons who perform similar functions. Its purpose is to insure that all senior officers of the Bank understand and observe the basic principles which govern our personal and corporate conduct in our community.

COMPLIANCE WITH LEGAL REQUIREMENTS

The guiding policy of Oceanside Bank is that all officers abide by the letter and the spirit of all applicable statutes, regulations, rules, orders, and policy statements or other similar provisions which apply to the operation of the Bank. The Bank will not tolerate any violation or intent to violate these legal requirements.

FAIR AND COMPLETE PUBLIC DISCLOSURE

As an officer of a publicly traded company, all senior officers shall ensure full, fair, accurate, timely and understandable disclosure in all public reports and documents that the Bank files with, or submits to, the Federal Deposit Insurance Corporation ("FDIC") and in all communications that the Bank makes to the public.

RESPONSIBLE CONDUCT

All senior officers of Oceanside Bank are required to act with honesty and integrity in a professional manner that protects the image and reputation of the Bank and should proactively promote ethical behavior by all our employees. A senior officer shall remain free of any influences that may interfere, or give the appearance of interfering, with the independent and objective exercise of his or her judgment on behalf of the Bank.

CONFIDENTIAL INFORMATION

All senior officers shall safeguard Oceanside Bank's confidential information and respect the confidentiality of client information and shall release such information only to those employees who have a need to know such information. Material information relating to the business activities of the Bank and its affiliated companies shall not to be disclosed to any person, unless the information has been made available to the public in accordance with law. Likewise, material non-public information is not to be used for any personal financial gain or for the financial gain of a friend or relative.

CONFLICTS OF INTEREST

Officers should strive at all times to avoid not only actual conflicts of interest but also the appearance thereof. Senior officers shall not (a) take for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) use corporate property, information or position for personal gain; or (c) compete with the Bank. It is incumbent upon each senior officer to exercise his or her own best judgment as to whether or not a conflict exists and whether it would justify remedial action. In a doubtful situation, the matter should be first fully disclosed and discussed with the Chief Executive Officer ("CEO") or the Audit Committee.


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                                                                      EXHIBIT 14


REPORTING OF VIOLATIONS

Senior officers should promote ethical behavior and ensure legal compliance. Senior officers should encourage employees to talk to supervisors or other designated personnel when in doubt about the best course of action in a particular situation. Senior officers should report, and encourage employees to report, violations of this Code to the CEO or the Audit Committee. Oceanside Bank will not tolerate retaliation for reports made in good faith and senior officers should ensure that employees are aware of that policy.

Senior officers should report any material violation of the Code directly to the CEO. In cases where a matter warrants remedial action, the Audit Committee should be informed of the remedial action taken. If an officer has reason to believe the CEO has violated the Code, the matter should be initially reported to the Chairman of the Audit Committee.

ENFORCEMENT

Violations of the Code are subject to disciplinary action, up to and including termination of employment. Discipline for violations of the Code will be administered in accordance with the Personnel Policy of the Oceanside Bank

ADMINISTRATION OF THE CODE

Administration of the Code shall be vested in the Audit Committee. A quorum shall consist of at least three members of the Audit Committee.

Questions concerning interpretation of the Code should be submitted first to the CEO, unless the matter involves the CEO, and then to the Chairman of the Audit Committee. The Audit Committee shall have complete discretion and authority in the interpretation of the Code. The Audit Committee may recommend revisions to the Code as the need arises. The Audit Committee has the right to make exceptions to any provision of the Code, the waiver of which would be in the best interests of Oceanside Bank and its officers, employees, shareholders, and clients.

Any change in the Code that applies to the CEO, Chief Financial Officer, Principal Accounting Officer or Controller, or the granting of a waiver of any provision of the Code to any such officer, shall be publicly reported within two business days after such change or waiver. Public reporting shall mean disclosure through the filing of a Form 8K with the FDIC.